Exhibit 99.1

Lorus Therapeutics to Present at the 2014 Bloom Burton & Co. Healthcare Investor Conference

TORONTO, June 16, 2014 /CNW/ - Lorus Therapeutics Inc. (TSX: LOR) today announced that William G. Rice, Ph.D., Chairman and Chief Executive Officer, will present at the 2014 Bloom Burton & Co. Healthcare Investor Conference on Wednesday, June 18, 2014, at 10:30 a.m. ET at the Toronto Board of Trade in Toronto. Dr. Rice will provide a corporate overview of the Company's strategic direction including plans to develop Lorus' lead clinical agent LOR-253 for acute myeloid leukemia (AML), myelodysplastic syndromes (MDS) and other hematologic malignancies.

About Lorus
Lorus is a clinical-stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of doublet or possibly triplet therapies. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to obtain financing or partnerships, the establishment of corporate alliances, our ability to maintain current and future corporate alliances, our ability to fund or reach developmental milestones, Lorus' plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOURCE Lorus Therapeutics Inc.

%CIK: 0000882361

For further information:

Lorus Therapeutics, Inc.
Greg Chow, Chief Financial Officer
416-798-1200
gchow@lorusthera.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com

CO: Lorus Therapeutics Inc.

CNW 07:00e 16-JUN-14